Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Preliminary Proxy Statement |X|

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_|

Definitive Proxy Statement |_|

Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG" or "AAG" )

(Name of Registrant as Specified In Its Charter)

Richard D. Foley and Stephen Nieman (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

No fee required |X|

Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies: Common Stock

2) Aggregate number of securities to which transaction applies: As of March 20, 2009, the record date for the meeting, there were 36,386,119 shares of Company common stock outstanding.

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party: Stephen Nieman and Richard D. Foley

4) Date Filed:

Approximate date on which our proxy statement and proxy card will first be available to stockholders: Perhaps –– May 5, 2009

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TABLE OF CONTENTS
RICHARD E. FOLEY AND STEPHEN NIEMAN'S PRELIMINARY FORM OF PROXY OF ALASKA AIR GROUP, INC.

b. HOW DO I CAST MY VOTE IF BY MY OWN VOLITION I MAKE THE UNSOLICITED CHOICE TO USE RICHARD FOLEY AND STEVE NIEMAN'S PROXY CARD? .................................................................. 5-7

VIII. PARTICIPANTS IN THIS EFFORT ...................................................................................................... 7-8

IX. SOME FRANK COMMUNICATION .......................................................................................................... 9-10

APPENDIX: RICHARD FOLEY AND STEPHEN NIEMAN'S PROXY CARD .................................11-12

(Note to Fellow Stockholders, Alaska Air management and SEC Staff: This is our fourth edit of our 2009 Preliminary Proxy Statement. To more easily track changes, we have underlined insertions and [bracketed deletions].)

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I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

THIS PROXY STATEMENT IS BEING PRESENTED ON BEHALF OF RICHARD E. FOLEY AND STEPHEN NIEMAN AND NOT ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS. This proxy statement is a Preliminary copy.

II. ANNUAL MEETING OF ALASKA AIR STOCKHOLDERS

Scheduled to be held at the Museum of Flight in Seattle, WA at 2 PM on Tuesday, May 19, 2009. For more details, please reference the Alaska Air Group, Inc. ("the Company-AAG's "company" or Alaska Air's)" March 30, 2009 Definitive Proxy statement's "Letter to Stockholders" dated April 1, 2009 at the beginning of the document.

Note:  Throughout our proxy statement, we reference in its entirety the Company-AAG's March 30, 2009 Definitive Proxy Statement, which can be accessed at EDGAR URL: http://www.sec.gov/Archives/edgar/data/766421/000119312509066449/ddef14a.htm/.

III. INTRODUCTORY REMARKS OF RICHARD E. FOLEY AND STEPHEN NIEMAN

Greetings to all Alaska Air Group, Inc. shareholders! [deletion]. We are Steve Nieman and Richard Foley.

We provide this opposition proxy statement and proxy card to encourage you to think twice about how you vote in the upcoming director election at the Alaska Air's 2009 Annual Shareholders Meeting. They are for informational purposes only.

This effort of ours encourages you to vote AGAINST all nine incumbent Alaska Air directors running for reelection. We recommend a vote AGAINST: William S. Ayer; Patricia M. Bedient; Phyllis J. Campbell; Mark R. Hamilton; Jessie J. Knight, Jr.; R. Marc Langland; Dennis F. Madsen; Byron I. Mallot and J. Kenneth Thompson.

We believe that a fresh and innovative perspective is needed on the board of directors from the strategic stakeholders –– workers, customers and active investors. We believe that management of the Company-AAG would benefit from expanded oversight by active stakeholders who create the wealth via their various participant roles.

We are also urging a NO vote on Proposal No. 2 2009 Independent Auditor and Proposal No. 3 Compensation of Named Executive Officers, and a YES vote on Proposal No. 4 Special Shareowners Meetings. [deletion].

IV. EXPENSES

The total amount to be spent on this effort is negligible, and as of April 25, 2009 totals less than $200.

V. HOW WE PLAN NOT TO SOLICIT

We plan to proceed under Rule 14a-1(1)(l)2.i. We will ONLY supply our proxy materials and proxy card to those who approach (solicit) us. [deletion] In order to supply required information, we plan to use the website www.votepal.com that will be used to publish our proxy statement and proxy card any other additional definitive material disclosed on EDGAR. It is here that we will direct stockholders who solicit us. Content on the website www.votepal.com/ is for informational purposes only.

We believe stockholders have the right to assign a proxy to vote. But in order for it to be legal, it must be done properly. We are not attorneys and cannot act as legal counsel. But we don't believe you have to be a member of the bar to exercise your rights under the law. If a stockholder approaches us to be their proxy, we will carry out that duty to the best of our ability.

The web site www.votepal.com will also provide email addresses, a telephone and fax number for shareholders to contact us if they so desire. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the Internet.

Shareholders can view a paper copy of our Definitive Proxy Statement and Proxy Card, which will be available for viewing from 9:00 am to 5:00 pm Monday thru Friday starting on the date we file our Definitive proxy statement until the date of the stockholders meeting on May 19, 2009 at two physical locations: 15204 NE 181st Loop, Brush Prairie, WA and 6040 N. Camino Arturo, Tucson, AZ. Any one of the participants may have a paper copy of our Definitive Proxy Statement in their possession.

We will make ourselves available to all media interested in our efforts, and will strive to follow all legal guidelines, requirements and regulations.

VI. WE FAVOR OPEN AND FULL DISCLOSURE AND EMPOWERMENT IN VOTING

We believe that the more transparent the system, the better-balanced will a sustainable return be on human value and capital investment.

And remember, in this great land of America, we enjoy many inalienable rights, such as free speech. You have the right to take our proxy statement and proxy card and share them with fellow stockholders as you partake in the democratic right to VOTE in a corporate election.  Only by openly participating, communicating and taking right actions can new ideas be discovered or problems be solved. The more we can get people to work together, the more stable our companies will be.

As we understand it as laymen, it is our opinion that in a Delaware corporation, stockholders have significant rights when it comes to voting. Inspector of Elections certified in Delaware have to seriously consider any written attempt by a stockholder to vote their shares for legal proposals and candidates. It doesn't matter if instructions are written on the back of a golf score card. If the Inspector of Elections is able to make a reasonable determination of the wishes of the shareholder, it is our opinion that he is legally obligated to carry out the wishes of the stockholder. In our understanding of Delaware General Corporation Law, the "validity" or "counting" of a proxy is determined by the Inspector of Elections. The Inspector has a sworn duty to the shareholders, and must work to uphold it. This sounds reasonable to us.

Another important right of stockholders in Delaware is the right to assign your right to vote –– called a Legal Form of Proxy –– to another person. Unfortunately, to take this step is more complicated than it should be, in our opinion.

All stock used to be owned as registered shares, or the individual stockowners known to the company. To facilitate ease of stock trading, most people and institutions now own stock "beneficially," which means they aren't the true owners. Their identity is not known to the company. Since voting of shares is how power is determined, it is tied to the legal entity, which is actually a custodian depository.

Most beneficial owners don't receive a ballot card but a Voting Instruction Form or VIF. These are not “Legal Forms of Proxy.” They are simply instructions on how a shareholder can tell their custodian/bank/broker/designated trustee/etc. how they would “hope and desire” their votes to be cast on issues at stockholders meetings.

As a beneficially owner, you can control your ability to assign your vote to another person, but you must take the step to obtain your Legal Form of Proxy. Otherwise, this voting power is usually automatically transferred over to management by bankers and brokers.

To make this complicated process simpler, we're going to refer to "blue ribbon" whenever we mean Legal Form of Proxy. To get your blue ribbon, you must check a box on your VIF that says "Place X here if you plan to attend and vote your shares at the meeting." In the past we've objected to the NYSE and ADP that this procedure as false and misleading. But until this changes, these are the rules. We'll expand a bit more on properly obtaining your blue ribbon further down our proxy statement.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of nine directors candidates and three stockholder proposals.

VII.b. HOW DO I CAST MY VOTE IF BY MY OWN VOLITION I MAKE THE UNSOLICITED CHOICE TO USE RICHARD FOLEY AND STEVE NIEMAN'S PROXY CARD?

This effort of ours encourages you to vote AGAINST all nine incumbent Alaska Air directors running for reelection. If you choose to use our proxy card, we recommend a vote AGAINST: William S. Ayer; Patricia M. Bedient; Phyllis J. Campbell; Mark R. Hamilton; Jessie J. Knight, Jr.; R. Marc Langland; Dennis F. Madsen; Byron I. Mallot and J. Kenneth Thompson. We are also urging a NO vote on Proposal No. 2 2009 Independent Auditor and Proposal No. 3 Compensation Of Named Executive Officers, and a YES vote on Proposal No. 4 Special Shareowners Meetings. [deletion]

There are two ballot cards available to vote in this election:

  The one published and distributed by the Alaska Air's agent: Computershare Trust Company, N.A. ("Computershare") or other companies, such as Broadridge Financial Solutions, Inc. (formerly ADP Brokerage Service Group)
  Richard Foley and Steve Nieman's

  Here's how you can vote if you want:

  If you're a registered or beneficial shareholder, our proxy card appears in SEC filings at EDGAR and published at www.votepal.com/. [deletion] If you desire, you can then mail the card to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

  If you're a beneficial owner, be sure to obtain and attach an authorized blue ribbon from your broker or banker. This can be most quickly obtained by phoning Computershare's system at (800) 652-VOTE (8683) or accessing Computershare's Internet site at www.investorvote.com/alk/. (Note: You may receive your materials from other transfer agents such as Broadridge, which generally follow the same procedures.) Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting." Then after printing, if you desire, write by hand anywhere on the form "RICHARD E. FOLEY AND STEPHEN NIEMAN is my legal proxy." Then mail the card to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. (Note if you received your proxy materials from a bank or broker, they should/may have included a telephone number to call for help. A key to getting the help regarding timely access to your “Legal Form of Proxy” is to ask for the “Proxy Department."  It is not uncommon for many employees of banks and brokers to not know what a blue ribbon actually is.)
  If you received your ballot card electronically from Computershare, you will first need to obtain and attach a blue ribbon using the instructions above, and then write by hand anywhere on the form "RICHARD E. FOLEY AND STEPHEN NIEMAN is my legal proxy." Then mail this form and our proxy card to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. [deletion]
  If you received your proxy materials from the-Company AAG via its transfer agent by mail, if you desire, you can use the same procedure described above. Mail your authorized blue ribbon letter with our proxy card to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.
  Unfortunately because of how the ALK shares are in held in trust in the company's 401(k) arrangements, plan participants whose shares are held in trust by Vanguard and Fidelity are disenfranchised from voting using any other method than how the directed trustee instructs.

We can't emphasize enough the requirement to obtain the letter of permission to vote your shares as you see fit ("blue ribbon" remember?) which releases your shares to be voted by the beneficial owner and not the stockholder's banker or broker. Generally it's one-page long. Transfer agent intermediaries prefer to deliver it by mail, and it might take upwards to three weeks to receive it.

We believe you have the reasonable right to request and expect delivery by electronic means such a fax or an email.  Do not be discouraged or dissuaded by unknowledgeable individuals who may not realize or respect your right to your blue ribbon before it expires at the actual opening of the annual meeting.

Timeliness is important. If your authorized blue ribbon does not accompany our proxy card, then the proxies you assign us will not be valid and may not be voted as you intended. Plus remember, brokers usually vote any shares not voted ten days after the company's materials are mailed. And they usually vote for what the board recommends.

At present, the quickest and most efficient way to obtain a blue ribbon is by phoning Computershare's system at 1-800-652-VOTE (8683) or accessing Computershare's Internet site at www.investorvote.com/alk/. Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting." We are seeking the correct location of proxy departments and their contact telephone numbers of a number of banks and brokerages holding significant numbers of shares for their customers (beneficial owners).  If we succeed, we intend to post these contact numbers on www.votepal.com/.

Why is having an opposing proxy card so important in a corporate election? Primarily due to unforeseen circumstances. Let's say the entire board failed to get a majority of the shares cast. Without another proxy card empowered, the management's named proxies William S. Ayer and Keith Loveless could move to adjourn the meeting prematurely or they could make a motion and second it to keep the current board seated until some further date. If other individuals held legal proxies at the meeting, the management might be inclined to negotiate with them before taking any actions.

VII.c. What If I Hear About This Effort After I've Already Voted? What If I Change My Mind After I Submit My Proxy?

Generally, the later voted ballot card or VIF is the one counted.

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. If you direct us to vote your proxy [deletion], and you act the day before the meeting, you may revoke or change your proxy by contacting us via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to reachus@votepal.com.

VIII. PARTICIPANTS IN THIS EFFORT

Richard D. Foley and Stephen Nieman are offering these materials [deletion]. Mr. Foley does not own any of the Company-AAG's stock.

As of Jan. 1, 2009, Mr. Nieman owned approximately 500 shares of the Company-AAG's.

Neither Richard Foley nor Steve Nieman has any family relationship with any of the officers or directors of the Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. Neither of us have been involved in any type of transaction or any other type of business relationship with the Company-AAG, other than Mr. Steve Nieman's employment as a pilot. Neither of us have been involved in any solicitation of any registrant within the last five years, other than the solicitations at the AAG since 2003. Neither of us have received any payment or income, other than Mr. Nieman's normal course of their regular employment.

RICHARD DE WAYNE FOLEY

Address: 6040 N. Camino Arturo Tucson, AZ 85718  Phone: (520) 742-5168

Personal statement from Mr. Foley:
I am not now, nor have I ever been accused of, or convicted of any crime.

I have no financial agreements, litigation or understandings with any shareholder of the company, or any other individual or party /on /or /in /any manner /or connection to the company.

I assert that I am not now, nor have I ever been a shareholder of the company. I have received proxies from shareholders during legal proxy solicitations for voting purposes. I have from time to time accepted proxies from shareholders to assist them with communications only. I have never solicited or accepted an investment-power proxy. I have been accepted in court as a legal class action representative for plaintiff shareholders.

I am President & CEO. The Foley Group ("TFG") November 1989 to present.  Principal business: Consulting; Shareholder services & computer mapping. TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the Company-AAG. [deletion]

I am a founder of OU® (Ownership Union), and serve as Chairman. OU® is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606  OU® does not own any shares of the company, and as an entity is not a participant in any shareholder activities at the company.

I am a founder of ACTIPATE LLC and a founder Board member of Downwind Corp, which are involved in the business of small aircraft acquisition, operation and pilot training.  ACTIPATE LLC & Downwind Corp do not own any shares of the company, and as entities are not participants in any shareholder activities at the company.

STEPHEN NIEMAN

Pilot for Horizon Air since December 1978.

Business Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606 Phone: (360) 687-3187

Founder and President of OU® (Ownership Union), which is a registered U.S. federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606. Founder board member of Downwind Corp and founder and managing member of ACTIPATE LLC. OU®, Downwind Corp and ACTIPATE LLC do not own any shares of the company, and as entities are not participants in any shareholder activities at the company.

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareowners of the registrant.

Steve Nieman is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

IX. Some Frank Communication

If you've been tracking corporate governance at Alaska Air over the last seven years, you will notice this year is very different! This was to be our seventh consecutive CHALLENGER opposing solicitation. We have performed campaigns in 2003 through 2008. But this year, using the same letter and procedures for nominating our candidates per our company's bylaws, the management refused to recognize our candidates. (You can read brief notes in Alaska Air's definitive proxy statement on pages 4-5).

[deletion] We also coordinated the submission of three worker-sponsored shareholder proposals. They were: Say on Pay, Cumulative Voting and Reforming Securities Class Actions. Again, using procedures we've used over the last six years, the three workers named Richard Foley as our communication liaison. (ALK stockholders: You remember Say on Pay and Cumulative Voting from last year, don't you? They both won majority votes. Alaska Air management finally installed a policy on Say on Pay earlier this year, but has ignored the majority vote on Cumulative Voting, which is why we planned to run it again). All shareholders involved here retained their rights and had the final say on what would occur. The proxy was for communication purposes only.

The company via its law firm O'Melveny and Myers wrote a no-action letter argument that Richard Foley (who owns zero ALK shares) was in effect the sponsor of the three shareholder proposals, because the three workers had signed over "investment and/or voting power" of the 401(k) shares to him. It is our belief that only the directed trustee (in this case Vanguard) can vote the shares and only the plan participant can make changes in their ALK share account held in trust in the plan per ERISA and IRS regulations.

We filed an appeal and a reconsideration with the U.S. SEC's Division of Corporation Finance before and after it granted the no-action letter. Considering the broad implication to millions of 401(k) stockholders, we asked the decision be considered by the full Commission. The SEC denied our appeal and refused to consider our reconsideration. It offered no explanation or response to the points we raised about the limited pass-through of shareholder rights to 401(k) plan participants. (You can find most of these documents and correspondence on www.votepal.com/).

It was around this time period that Alaska Air management then advised [deletion] us that regardless if we filed a definitive proxy statement with the U.S. SEC –– our proxies would NOT be accepted or counted.

So let's contemplate and summarize a bit of what this all might mean: Company management is the keeper of the gauntlet through which all CHALLENGERS must run to mount an opposing solicitation. Apparently management thinks they should nip in the bud any challenge to "their" board and support only shareholder resolutions they sponsor. This would make some sense if the company was private. But it isn't. A joint stock company's ownership is public –– not private. Yet, the whole proxy process is mostly private, not public. This must change. In our opinion management should meliorate stockholders via state and federal rules and regulations to see if proposed changes to governance or the election of new directors is something the majority favor. And then carry out those majority wishes.

If you are knowledgeable of the history of Alaska Air's corporate governance culture, you will recognize that this year's actions by management is, we believe, an intensification and continuation of a hostile environment towards its shareholders. We believe that Alaska Air’s corporate governance culture is confrontational and subordinates the owners of the company to management. We see management's actions this year as not just a continuation of an antagonistic environment, but as an intensification that over a number of years has spent considerable sums of shareholders' funds to chill participation and divert the will of the shareholders.

We believe our ideas have merit. We believe it is our right to make our plans available to our fellow stockholders to see if they agree with us. We believe that majority votes should be honored –– not ignored, dismissed or opposed by making the shareholders address the same issue at future shareholder meetings via complex “Board proposals," which essentially delays the implementation of the will of the majority of the shareholders. We feel there is no better way to run a public business.

Like us, if you disagree with how management of Alaska Air has handled this year's events leading up to the shareholders meeting, we come to only one reasonable conclusion: You must vote AGAINST all members and shake up! this board and management! The majority voting bylaw will be in effect: If any incumbent fails to get a majority of the votes cast, the remaining members of the board must consider the recommendations of the Governance and Nominating Committee about that director's mandatory resignation (see page 6 of Alaska Air's definitive proxy statement) [deletion].

[deletion] Send a message that can't be ignored. A message that not just Alaska Air's management can't ignore, but a broader message to all companies that the days of silent, disinterested shareholders are over. Accountability is not something left only to government agencies or the courts. Within our national system of corporate governance, accountability rightfully and dutifully belongs in the hands of the owners, the shareholders. No one else can do this difficult job as effectively. And vigilance over your investments must always be maintained!

Stand up! Be counted! Spread the word! VOTE AGAINST ALL ALASKA AIR MANAGEMENT'S BOARD CANDIDATES.

Thank you.

APPENDIX: RICHARD FOLEY AND STEPHEN NIEMAN'S

PROXY CARD

THIS PROXY IS NOT BEING SOLICITED ON BEHALF OF ALASKA AIR'S BOARD OF DIRECTORS. IT ALSO IS NOT BEING SOLICITED BY EITHER RICHARD FOLEY OR STEVE NIEMAN.

The filling out with the required and necessary personal information and submission of this Proxy Card is voluntary.

VOTER CONTROL NUMBER  ____________________________________________

The undersigned hereby appoints Richard D. Foley and Stephen Nieman proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air Group, Inc. scheduled to be held at the Museum of Flight in Seattle, WA at 2 PM on Tuesday May 19, 2009, and any adjournment or postponement thereof.

To decline to vote, do not fill out this card.

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.) This proxy, when properly executed, will be voted in the manner directed herein. Please date, sign and send your proxy card back today.

When completed and signed, this proxy will be voted as you have directed. If no direction is given, it will be voted AGAINST ALL ALASKA AIR NOMINEES IN THE ORDER PRESENTED ON THE PROXY CARD: William S. Ayer; Patricia M. Bedient; Phyllis J. Campbell; Mark R. Hamilton; Jessie J. Knight, Jr.; R. Marc Langland; Dennis F. Madsen; Byron I. Mallot and J. Kenneth Thompson (nominee numbers (01)/(02)/(03)/(04)/(05)/(6)/(7)/(8)/(9) in Proposal 1.

You may vote FOR or AGAINST or WITHHOLD for each nominee for director. If you don't want to vote AGAINST all Alaska Air nominees, write the names of the director nominees below in the space marked "FOR" if you wish to vote for them. To vote AGAINST a nominee, write the name of the nominee in the space marked "AGAINST". To WITHHOLD a vote for a nominee, write the name of the nominee in the space marked "WITHHOLD". We will ensure that the Inspector of Elections receives your instructions on our proxy cards.

FOR ___________________________________________________________________

AGAINST ______________________________________________________________

WITHHOLD ____________________________________________________________

WRITE-IN AAG CANDIDATES FOR, AGAINST or WITHHOLD VOTES:

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

ADDITIONAL DETAILS OF THE 2009 SHAREHOLDER PROPOSALS CAN BE FOUND IN THE COMPANY-AAG'S March 30, 2009 Definitive PROXY STATEMENT in the first fifty pages.

You may vote FOR or AGAINST or ABSTAIN on the shareholder proposals. If you ABSTAIN from voting on any proposal, the abstention has the same effect as a vote against such proposal.

FOR / AGAINST / ABSTAIN / No. 2 –– 2009 INDEPENDENT AUDITOR / / / / / / Recommend vote AGAINST Proposal 2. If no direction is given, the proxy will be voted AGAINST Proposal 2.

FOR / AGAINST / ABSTAIN / No. 3 –– COMPENSATION Of NAMED EXECUTIVE OFFICERS / / / / / / Recommend vote AGAINST Proposal 3. If no direction is given, the proxy will be voted AGAINST Proposal 3.

FOR / AGAINST / ABSTAIN / No. 4 –– SPECIAL SHAREOWNER MEETINGS / / / / / / Recommend vote FOR Proposal 4. If no direction is given, the proxy will be voted FOR Proposal 4.

*Note* In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY. THANK YOU!

DATE _______________, 2009

Legible Signature ____________________________________________________

Print Name __________________________________________________

Title(s) ___________________________

Legible Signature ____________________________________________________

Print Name __________________________________________________

Title(s) ___________________________

NOTE: Please sign legibly exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

END of RICHARD E. FOLEY AND STEPHEN NIEMAN's 2009 Preliminary Proxy Statement